SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 8, 2009

Inmarsat Holdings Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Holdings Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road London EC1Y 1AX

United Kingdom

(Address of principal executive office)

333-120876-01

Inmarsat Finance II plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance II plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road London EC1Y 1AX

United Kingdom

(Address of principal executive office)

333-120876

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒            40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INMARSAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED FINANCIAL RESULTS

For the three months ended 31 March 2009

(unaudited)

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements include all matters that are not historical facts. Statements containing the words “believe”, “expect”, “intend”, “may”, “estimate” or, in each case, their negative and words of similar meaning are forward-looking.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that the Group’s actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, even if the Group’s financial condition, results of operations and cash flows, and the development of the industry in which we operate are consistent with the forward-looking statements in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause the Group’s actual results of operations, financial condition or cash flows, or the development of the industry in which we operate, to differ from current expectations include those risk factors disclosed in the Group’s Form 20-F Annual Report for Inmarsat Holdings Limited for the year ended 31 December 2008 as filed with the Securities and Exchange Commission (“SEC”) on 29 April 2009.

As a consequence, the Group’s future financial condition, results of operations and cash flows, as well as the development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us or on the Group’s behalf.

Non-GAAP Measures

We use a number of non-GAAP measures in addition to GAAP measures in order to provide readers with a better understanding of the underlying performance of our business, and to improve comparability of our results for the periods concerned. Where such non-GAAP measures are given, this is clearly indicated and the comparable GAAP measure is also given.

Net Borrowings

Net Borrowings is defined as total borrowings less cash at bank and in hand less short-term deposits with an original maturity of less than three months. We use Net Borrowings as a part of our internal debt analysis. We believe that Net Borrowings is a useful measure as it indicates the level of borrowings after taking account of the financial assets within our business that could be utilized to pay down the outstanding borrowings. In addition the Net Borrowings balance provides an indication of the Net Borrowings on which we are required to pay interest.

Free cash flow

We define free cash flow (“FCF”) as net cash generated from operating activities less capital expenditure, capitalized operating costs, net interest and cash tax payments. Other companies may define FCF differently and, as a result, our measure of FCF may not be directly comparable to the FCF of other companies.

FCF is a supplemental measure of our performance and liquidity under International Financial Reporting Standards (“IFRS”) that is not required by, or presented in accordance with IFRS. Furthermore, FCF is not a measurement of our performance or liquidity under IFRS and should not be considered as an alternative to net income and operating income as a measure of our performance and net cash generated from operating activities as a measure of our liquidity, or any other performance measures derived in accordance with IFRS.

We believe FCF is an important financial measure for use in evaluating our financial performance and liquidity, which measures our ability to generate additional cash from our business operations. We believe it is important to view FCF as a measure that provides supplemental information to our entire statement of cash flows.

EBITDA

We define EBITDA as profit before interest, taxation, depreciation and amortization. Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to the EBITDA of other companies.

EBITDA and the related ratios are supplemental measures of our performance and liquidity under IFRS that are not required by, or presented in accordance with IFRS. Furthermore, EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS.

We believe EBITDA among other measures facilitates operating performance comparisons from period to period and management decision making. It also facilitates operating performance comparisons from company to company. EBITDA eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation and amortization of tangible and intangible assets (affecting relative depreciation and amortization expense). We also present EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating similar issuers, the vast majority of which present EBITDA when reporting their results.

Operating and Financial Review

The following is a discussion of the unaudited consolidated results of operations and financial condition of Inmarsat Holdings Limited (“the Company” or together with its subsidiaries, “the Group”) for the three months ended 31 March 2009. You should read the following discussion together with the whole of this document including the historical consolidated financial results and the notes. The consolidated financial results were prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board.

Overview

Inmarsat is the leading provider of global mobile satellite communications services, providing data and voice connectivity to end-users worldwide. Inmarsat has 30 years of experience in designing, launching and operating its satellite-based network. With a fleet of eleven owned and operated geostationary satellites, the Group provides a comprehensive portfolio of global mobile satellite communications services for use on land, at sea and in the air. These include voice and broadband data services, which support safety communications, as well as standard office applications such as email, internet, secure VPN access and videoconferencing. The Group’s revenues for the three months ended 31 March 2009 were US$163.4m (2008: US$147.9m), operating profit was US$70.8m (2008: US$61.8m) and EBITDA was US$117.3m (2008: US$103.6m).

The results of the Group’s operations are reported in US dollars as the majority of revenues and borrowings are denominated in US dollars.

Acquisition of Stratos Global Corporation

On 15 April 2009, our ultimate parent company, Inmarsat plc, announced that a direct wholly-owned subsidiary, Inmarsat Finance III Limited (“Finance III”), had completed the indirect acquisition of Stratos Global Corporation (“Stratos”) by exercising its option to acquire the entire share capital of CIP UK Holdings Limited (“CIP UK”). The acquisition was previously funded in December 2007 and no additional financing was required to complete the transaction in April 2009.

The result is that Stratos became an indirect wholly-owned subsidiary of Inmarsat plc. Stratos’ operations will continue to be managed by the existing Stratos management team, reporting directly to Inmarsat plc at a corporate level. Inmarsat has implemented a channel management policy with the intent of promoting fair competition between its direct and indirect distribution channel. Inmarsat remains committed to a primarily indirect distribution model through our existing channels to market.

As Stratos is a subsidiary of our parent company, we do not recognise or consolidate the results of Stratos with the results of the Group.

New distribution agreements

On 15 April 2009, we commenced trading under our new distribution agreements which were entered into with all of our major distribution partners. These agreements cover our existing services distributed through our network of Land Earth Station Operators, our broadband and SPS family of services as well as future services that Inmarsat may elect to offer via its network to distribution partners.

Whilst there are similarities between the new distribution agreements and the old distribution agreements, there are also substantial differences including among others:

•	greater flexibility to amend pricing and other contractual terms after an appropriate notice period;

•	reduced volume discounts over time;

•	no restrictions on our ability to appoint new distribution partners;

•	the ability for Inmarsat to own and operate Land Earth Stations for our existing and evolved services;

•	the ability to contract directly with end-users; and

•	shorter payment terms over time.

Skywave Mobile Communications

On 1 April 2009, Inmarsat plc announced a strategic investment, long-term global distribution agreement and new product development agreement with SkyWave Mobile Communications (“Skywave”). The investment in Skywave will be held indirectly by Inmarsat plc, through its wholly-owned subsidiary, Finance III.

Through the investment, SkyWave will acquire satellite low data rate (“SLDR”) assets belonging to the GlobalWave business from its parent company, Transcore, a US-based logistics operator for the transportation industry. SkyWave will also enter into a sales distribution relationship with TransCore targeting customers in the North American trucking and rail segments. SkyWave’s acquisition of the GlobalWave assets is subject to certain regulatory approvals which are expected to be granted by mid 2009.

Under the agreement, Inmarsat plc will, subject to SkyWave’s acquisition of the GlobalWave assets, acquire a stake of approximately 19% in the privately held SkyWave for a total consideration of US$21.3m. In addition, Inmarsat Global Limited, a subsidiary of the Company, and SkyWave will enter into a distribution agreement for the global supply of satellite capacity to SkyWave. The agreements also provide for a fully funded development programme by SkyWave for new products and services designed to work over the Inmarsat system.

BGAN X-Stream

On 20 April 2009, we launched our BGAN X-Stream service to users in the coverage area of our Inmarsat-4 EMEA satellite. This new BGAN service offers customers a minimum 50% increase on the previous highest bit-rate streaming capabilities. BGAN X-Stream guarantees streaming data rates from a minimum of 384kbps, and up to 450kbps in certain circumstances, and is fully compatible with existing class 1 BGAN terminals. BGAN X-Stream is designed to meet the requirements of a wide base of customers and is expected to appeal particularly to media and government users. We expect to make BGAN X-Stream available globally later in 2009.

Inmarsat Satellite Constellation

On 7 January 2009, the third Inmarsat-4 satellite began commercial service with the transfer of all BGAN, FleetBroadband and SwiftBroadband traffic from another Inmarsat-4 satellite. In addition, the repositioning of our satellites has now been completed, giving us full global coverage for our broadband services – BGAN, FleetBroadband and SwiftBroadband – at the same time as optimising data connectivity across our worldwide network.

Global Satellite Phone Service

In January 2009, Inmarsat and EMS Technologies Canada Limited mutually agreed to terminate a development contract for our Global Satellite Phone Service (“GSPS”). Inmarsat remains fully committed to launching a global handheld satellite phone service and has appointed Sasken Communications Technologies Limited to lead the programme, as well as making a number of decisions to increase the development effort and ensure that a compelling service offering is available at the earliest opportunity. As a result of this re-organisation of the development effort, Inmarsat believes the introduction of the GSPS will be in the second quarter of 2010. It is not expected that this change will lead to any material increase in the overall cost of the programme.

New Chief Operating Officer

On 1 January 2009, Perry Melton assumed the responsibilities of Chief Operating Officer. Mr Melton took over from Michael Butler, who served as President and an executive director of Inmarsat plc until 30 April 2009. Mr Melton has been with Inmarsat for over 16 years, with his most recent role as Vice President of Sales and Marketing. Mr Melton has experience across many different operating areas of the business.

Final dividends

A final dividend in respect of 2008 of US$86.5m was approved by the directors on 24 April 2009 to be paid to Inmarsat plc (the ultimate parent company). Inmarsat plc intends to use the proceeds of the dividend principally to fund a previously announced dividend to holders of its ordinary shares.

Revenues

Revenues for the three months ended 31 March 2009 were US$163.4m, an increase of US$15.5m, or 10.5%, compared with the three months ended 31 March 2008. The table below sets out the components of the Group’s total revenues for each of the periods under review:

	Three months ended 31 March		Increase/ (decrease)
	2009	2008
	(US$ in millions)%
Revenues
Maritime sector:
Voice services	26.2	26.4	(0.8%)
Data services	59.9	57.8	3.6%

Total maritime sector	86.1	84.2	2.3%
Land mobile sector:
Voice services	2.4	2.8	(14.3%)
Data services	32.1	28.4	13.0%

Total land mobile sector	34.5	31.2	10.6%
Aeronautical sector	16.8	12.7	32.3%
Leasing	23.9	17.1	39.8%

Total mobile satellite communications services	161.3	145.2	11.1%

Other income	2.1	2.7	(22.2%)

Total revenue	163.4	147.9	10.5%

During the three months ended 31 March 2009, revenues from mobile satellite communications services (“MSS”) were US$161.3m, an increase of US$16.1m, or 11.1%, compared with the three months ended 31 March 2008. Growth has been driven by services such as BGAN, Swift 64, Fleet and FleetBroadband, as well as from the leasing sector.

Total active terminal numbers as at 31 March 2009 were 248,000, an increase of 18,100, or 7.9% compared with 31 March 2008. There was growth in both the maritime and aeronautical sectors, while the land mobile sector was in line with the previous period. Maritime active terminals were up 11.5% period over period, which included 34% growth in our base of active Fleet and FleetBroadband terminals. The increase in number of maritime active terminals continues to also be driven by sales of Inmarsat-C terminals, which are often installed for regulatory compliance reasons, but generate low levels of traffic and revenue. In the land mobile sector, the number of active terminals reflects increased numbers of BGAN subscribers, partially offset by reductions in older services, including GAN and Mini M, plus the discontinuation of the R-BGAN service as at 31 December 2008 (there were 6,500 active R BGAN terminals at 31 March 2008 and nil at 31 March 2009). In the aeronautical sector, we have seen continued growth in Swift 64 (high-speed data) and ‘Classic’ aero (low-speed data) with increased active terminal numbers.

The table below sets out the active terminals by sector:

	As at 31 March		Increase/ (decrease)
(000’s)	2009	2008	%
Active terminals(1)
Maritime	162.0	145.3	11.5%
Land mobile	75.7	75.4	0.4%
Aeronautical	10.3	9.2	12.0%

Total active terminals	248.0	229.9	7.9%

(1)	Active terminals are the number of subscribers or terminals that have been used to access commercial services (except ACeS handheld terminals) at any time during the preceding twelve-month period and registered at 31 March. Active ACeS handheld terminals are the average number of terminals active on a daily basis during the period.

Total active terminals, excluding the discontinued R-BGAN service, for three months to 31 March 2008, were 223,400. Total active terminals for the three months to 31 March 2009 were 248,000, an increase of 24,600 or 11.0%, compared with 31 March 2008 (excluding R-BGAN terminals).

Seasonality – Impact of volume discounts. The terms of the Volume Discount Scheme (“VDS”) changed following the signing of the new distribution agreements by our distribution partners. With effect from 1 May 2009 (when the pricing under the new distribution agreements took effect), the VDS was changed, resulting in the seasonal impact being removed. Historically, volume discounts under the old VDS increased over the course of the year, with lower discount levels in early quarters and higher discount levels in later quarters, as our distribution partners met specific thresholds. Volume discounts for the period 1 January 2009 to 30 April 2009 were based on the old VDS, condensed from a twelve month period into a four month period.

During the three months ended 31 March 2009, volume discounts were US$14.3m, an increase of US$5.0m, or 54%, compared with the three months ended 31 March 2008. The shortened nature of the VDS in relation to the old distribution agreements resulted in higher discounts being recorded in the three months ended 31 March 2009 compared to 31 March 2008. Furthermore, volume discounts have been impacted by growth in underlying revenue. However, for 2009 as a whole, we expect total volume discounts to be lower than the total recorded for 2008.

Maritime Sector. During the three months ended 31 March 2009, revenues from the maritime sector were US$86.1m, an increase of US$1.9m, or 2.3%, compared with the three months ended 31 March 2008. Adjusted for the impact of volume discounts, the underlying growth in the maritime sector during the three months ended 31 March 2009 compared to the three months ended 31 March 2008 was 7.7%.

Revenues from data services in the maritime sector during the three months ended 31 March 2009 were US$59.9m, an increase of US$2.1m, or 3.6%, compared with the three months ended 31 March 2008. The increase in revenues from data services reflects greater demand, primarily as a result of the continued take-up and strong usage of our Fleet and FleetBroadband services, which was partially offset by the decline in our mature Inmarsat-B service. Inmarsat-B terminal numbers continue to decline due to old ships being decommissioned and new ships being fitted with Fleet and FleetBroadband terminals. In addition, revenues from data services during the three months ended 31 March 2009 were negatively impacted by volume discount of US$6.3m compared to volume discounts of US$3.5m in the three months ended 31 March 2008.

Revenues from voice services in the maritime sector during the three months ended 31 March 2009 were US$26.2m, a decrease of US$0.2m, or 0.8% compared with the three months ended 31 March 2008. The decrease can be attributed to volume discounts recognized in the three months ended 31 March 2009 of US$3.8m compared to US$1.6m recognized during the three months ended 31 March 2008. In addition we experienced decline in our Mini M service due to competition, as well as decline in our mature Inmarsat-B service. This decrease was partially offset by growth in demand for voice services among users of our Fleet services.

Land Mobile Sector. During the three months ended 31 March 2009, revenues from the land mobile sector were US$34.5m, an increase of US$3.3m, or 10.6%, compared with the three months ended 31 March 2008. During the three months ended 31 March 2009, land revenues were impacted by short periods of reduced service due to the repositioning of a number of our satellites which was completed during the quarter.

Revenues from data services in the land mobile sector during the three months ended 31 March 2009 were US$32.1m, an increase of US$3.7m, or 13.0%, compared with the three months ended 31 March 2008. The increase is a result of continued strong growth and usage of BGAN, partially offset by the decline in GAN high-speed data traffic following reduced traffic levels in the Middle East and competition from VSAT.

Revenues from BGAN services for the three months ended 31 March 2009 were US$21.5m, an increase of US$7.7m, or 56%, compared with the three months ended 31 March 2008. These figures include voice, data and subscription revenues. As at 31 March 2009, active BGAN subscribers were 29,800 compared with 18,500 as at 31 March 2008, an increase of 61% period on period. BGAN growth has been driven largely by new customers, the use of new applications by existing customers and migration of customers from our terminated R-BGAN service, as well as migration of customers from our GAN service. Revenues from voice services in the land mobile sector during the three months ended 31 March 2009 were US$2.4m, a decrease of US$0.4m, or 14.3%, compared with the three months ended 31 March 2008. This continues the trend experienced over the last few years of declining traffic volumes resulting from competition, principally for our Mini M and large antenna Mini M services, from other MSS operators.

Aeronautical Sector. During the three months ended 31 March 2009, revenues from the aeronautical sector were US$16.8m, an increase of US$4.1m, or 32%, compared with the three months ended 31 March 2008. The increase is a result of continued demand for our Swift 64 high-speed data service which experienced a 27% increase in active terminals compared to Q1 2008. Our Swift 64 service targets the government aircraft and business jet markets as well as being used by commercial airlines. In addition revenues for low-speed data services benefited from increased industry demand.

Leasing. During the three months ended 31 March 2009, revenues from leasing were US$23.9m, an increase of US$6.8m, or 40%, compared with the three months ended 31 March 2008. The increase is a result of additional government contracts in maritime and land mobile sectors, the expansion of a Swift 64 lease in the aeronautical sector and an increase in the terminal base of our existing SPS lease.

Other income. Other income was US$2.1m for the three months ended 31 March 2009, a decrease of US$0.6m, or 22%, compared with the three months ended 31 March 2008. Other income consists primarily of income from the provision of conference facilities, renting surplus office space, fees for in-orbit support services and revenue from sales of SPS end-user terminals.

Net operating costs

Net operating costs in the three months ended 31 March 2009 were US$46.1m, compared to US$44.3m in the three months ended 31 March 2008. The table below sets out the components of the Group’s net operating costs for each of the periods under review:

	Three months ended 31 March
(US$ in millions)	2009	2008
Employee benefit costs	(25.4)	(25.8)
Network and satellite operations costs	(9.8)	(8.9)
Other operating costs	(16.1)	(14.8)
Work performed by the Group and capitalized	5.2	5.2

Total net operating costs	(46.1)	(44.3)

Impact of hedged foreign exchange rate

The functional currency of the Group is US Dollars. Approximately 60% of the Group’s costs are denominated in Pounds Sterling. Net operating costs in the first quarter of 2009 have been affected by a favorable movement in the Group’s hedged rate of exchange from US$2.01/£1.00 in 2008 to US$1.92/£1.00 in 2009. The movement in the hedged rate of exchange in the quarter has resulted in a decrease in comparative costs of US$1.3m.

Employee benefit costs

Employee benefit costs during the three months ended 31 March 2009 were US$25.4m, a decrease of US$0.4m, or 1.6% compared with the three months ended 31 March 2008. The decrease can primarily be attributed to a favorable movement in the Group’s hedged rate of exchange, which was partly offset by additional staff costs due to an increase in total full-time equivalent headcount (482 at 31 March 2009 compared to 469 at 31 March 2008) and mid-year pay rises in 2008.

Network and satellite operations costs

Network and satellite operations costs during the three months ended 31 March 2009 were US$9.8m, an increase of US$0.9m, or 10.1%, compared with the three months ended 31 March 2008. The increase is predominantly due to new service contract costs relating to our Satellite Access Station in Hawaii and additional support and maintenance contracts in respect of network infrastructure.

Other operating costs

Other operating costs during the three months ended 31 March 2009 were US$16.1m, an increase of US$1.3m, or 8.8%, compared with the three months ended 31 March 2008. The increase primarily relates to an adjustment to the carrying value of our SPS fleet phone inventory.

Work performed by the Group and capitalized

Own work capitalized during the three months ended 31 March 2009 was US$5.2m, in line with the three months ended 31 March 2008. Own work capitalized reflects the shift of work from our BGAN and Inmarsat-4 programmes to the development of the GSPS network and terminals and the Alphasat satellite project.

EBITDA

As a result of the factors discussed above, EBITDA for the three months ended 31 March 2009 was US$117.3m, an increase of US$13.7m, or 13.2%, compared with the three months ended 31 March 2008. EBITDA margin has increased from 70.0% for the three months ended 31 March 2008 to 71.8% for the three months ended 31 March 2009, primarily as a result of increased revenues and a favorable movement in the Group’s hedged rate of exchange. Set forth below is a reconciliation of profit for the period to EBITDA for each of the periods indicated:

	Three months ended 31 March
(US$ in millions)	2009	2008
Profit for the period	39.1	28.9
Add back:
Income tax expense	11.2	12.0
Net interest payable	20.5	20.9
Depreciation and amortization	46.5	41.8

EBITDA	117.3	103.6

EBITDA margin	71.8%	70.0%

Depreciation and amortization

During the three months ended 31 March 2009, depreciation and amortization was US$46.5m, an increase of US$4.7m, or 11.2%, compared with the three months ended 31 March 2008. The increase is due to depreciation on the third Inmarsat-4 satellite, following the commencement of commercial service in January 2009.

Operating profit

As a result of the factors discussed above, operating profit during the three months ended 31 March 2009 was US$70.8m, an increase of US$9.0m, or 14.6%, compared with the three months ended 31 March 2008.

Interest

Net interest payable for the three months ended 31 March 2009 was US$20.5m, a decrease of US$0.4m compared with the three months ended 31 March 2008.

Interest payable for the three months ended 31 March 2009 was US$21.3m, a decrease of US$0.1m compared with the three months ended 31 March 2008. The decrease is attributable to lower interest payable following the purchase of US$55.1m of our Senior Notes in March 2008, as well as lower interest payable on the floating portion of our Senior Credit Facility as a result of a reduction in interest rates. In addition, interest payable in the three months ended 31 March 2009 reflects a credit of US$0.7m, following the introduction of IAS 23 (as revised), ‘Borrowing Costs’. Borrowing costs attributable to the construction of assets which take a substantial period of time to get ready for intended use (“qualifying assets”) will be capitalized and added to the cost of those assets. Prior to 1 January 2008 borrowing costs for the construction of assets were not capitalized. Offsetting these decreases has been an increase in interest charged on the Senior Discount Notes, following the Senior Discount Notes reaching their fully accreted amount in November 2008 and an increase in interest incurred on interest rate swaps in place during the three months ended 31 March 2009.

Interest receivable for the three months ended 31 March 2009 was US$0.8m, an increase of US$0.3m, or 60%, compared with the three months ended 31 March 2008. The increase primarily relates to an increase in intercompany interest receivable.

Profit before tax

As a result of the factors discussed above, profit before tax during the three months ended 31 March 2009 was US$50.3m, an increase of US$9.4m, or 23%, compared with the three months ended 31 March 2008.

Income tax expense

The tax charge for the three months ended 31 March 2009 was US$11.2m, compared with US$12.0m for the three months ended 31 March 2008. The decrease in the tax charge is largely driven by a reduction in permanently disallowable expenditure, the reversal of a previously held deferred tax liability and the reduction in the projected Corporation Tax rate from 28.5% to 28%. These reductions were partly offset by the increase in profits for the quarter.

The decrease in effective tax rate from 29.3% for the three months ended 31 March 2008 to 22.3% for the three months ended 31 March 2009 is largely driven by a reduction in permanently disallowable expenditure and the reversal of a previously held deferred tax liability.

Profit for the period

As a result of the factors discussed above, profit for the three months ended 31 March 2009 was US$39.1m, an increase of US$10.2m, or 35%, compared with the three months ended 31 March 2008.

Liquidity and capital resources

The Group maintains a prudent approach to its level of debt leverage and is well positioned to access capital markets when needed to meet our financing needs. The Group has no debt maturities in 2009 and the majority of our debt does not fall due until 2012 and beyond. The Group has significant headroom to all of the financial covenants in our existing debt and we expect to be able to operate comfortably within these covenants during the year. In addition our business remains highly cash generative, meaning we can reduce debt and continue to fund dividends to our parent company.

The Group had net borrowings at 31 March 2009 of US$970.2m primarily comprising Senior Credit Facility drawings of US$390.0m, Senior Notes of US$163.7m (net of US$146.7m Senior Notes held by the Group, being 47.3% of the aggregate principal amount outstanding), Senior Discount Notes of US$450.0m and deferred satellite payments of US$53.3m, net of cash and cash equivalents of US$87.9m.

The total borrowings figures disclosed in note 6 can be reconciled to the net borrowings figure above as follows:

(US$ in millions)	As at 31 March 2009	As at 31 December 2008
Total borrowings	1,058.1	1,051.5
Cash and cash equivalents	(87.9)	(51.2)

Net Borrowings (gross of deferred finance costs)	970.2	1,000.3

The table below shows the condensed consolidated cash flow for the Group for the three months ended 31 March 2009:

	Three months ended 31 March
(US$ in millions)	2009	2008
Net cash from operating activities	100.7	74.6
Net cash used in investing activities excluding capital expenditure	(8.1)	(8.7)
Capital expenditure	(40.1)	(61.3)
Net cash used in financing activities	(11.0)	(38.7)
Foreign exchange adjustment	0.5	—

Net increase/(decrease) in cash and cash equivalents	42.0	(34.1)

Net cash generated from operating activities during the three months ended 31 March 2009 was US$100.7m compared to US$74.6m during the three months ended 31 March 2008. The increase primarily relates to increased EBITDA and movements in working capital.

Net cash used in investing activities, excluding capital expenditure during the three months ended 31 March 2009 was US$8.1m compared with US$8.7m for the three months ended 31 March 2008.

Capital expenditure during the three months ended 31 March 2009 was US$40.1m compared with US$61.3m for the three months ended 31 March 2008. The decrease in capital expenditure is due to the inclusion in the three months to 31 March 2008 of launch costs for the third Inmarsat-4 satellite.

Net cash used in financing activities during the three months ended 31 March 2009 was US$11.0m compared to US$38.7m for the three months ended 31 March 2008. The decrease is due to non-recurring activity in the three months ended 31 March 2008, during which the Group purchased US$55.1m principal amount of its Senior Notes, which was offset in part by a net draw down on the Revolving Credit Facility of US$30.0m.

The Group continually evaluates sources of capital and may repurchase, refinance, exchange or retire current or future borrowings and/or debt securities from time to time in private or open-market transactions, or by any other means permitted by the terms and conditions of borrowing facilities and debt securities.

Free cash flow

The Group generated positive free cash flow of US$42.6m for the three months ended 31 March 2009, an increase of US$50.1m, compared with the three months ended 31 March 2008. The increase is predominantly attributable to increased EBITDA, movements in working capital and lower capital expenditure during the three months ended 31 March 2009.

The table below shows the free cash flow for the Group for the three months ended 31 March 2009:

	Three months ended 31 March
(US$ in millions)	2009	2008
Net cash from operating activities	100.7	74.6
Capital expenditure	(40.1)	(61.3)
Capitalized operating costs	(6.9)	(7.4)
Net cash interest paid	(11.0)	(13.2)
Cash tax paid	(0.1)	(0.2)

Free cash flow	42.6	(7.5)

Recent Events

Subsequent to 31 March 2009, other than the events discussed above, there have been no other material events which would affect the information reflected in the condensed consolidated financial results of the Group.

INMARSAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED INCOME STATEMENT

(unaudited)

	Three months ended 31 March
(US$ in millions)	2009	2008
Revenue	163.4	147.9
Employee benefit costs	(25.4)	(25.8)
Network and satellite operations costs	(9.8)	(8.9)
Other operating costs	(16.1)	(14.8)
Work performed by the Group and capitalized	5.2	5.2

EBITDA	117.3	103.6
Depreciation and amortization	(46.5)	(41.8)

Operating profit	70.8	61.8
Interest receivable and similar income	0.8	0.5
Interest payable and similar charges	(21.3)	(21.4)

Net interest payable	(20.5)	(20.9)

Profit before income tax	50.3	40.9
Income tax expense	(11.2)	(12.0)

Profit for the period	39.1	28.9

CONDENSED CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

(unaudited)

	Three months ended 31 March
(US$ in millions)	2009	2008
Profit for the period	39.1	28.9

Net gains/(losses) on cash flow hedges	8.1	(6.9)
Tax (charged)/credited directly to equity	(1.9)	1.8

Net gains/(losses) recognized directly in equity	6.2	(5.1)

Total recognized income for the period	45.3	23.8

INMARSAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEET

(US$ in millions)	As at 31 March 2009 (unaudited)	As at 31 December 2008 (audited)
Assets

Non-current assets
Property, plant and equipment	1,299.6	1,308.3
Intangible assets	522.6	513.7
Deferred income tax assets	20.8	28.1
Derivative financial instruments	7.4	8.6

	1,850.4	1,858.7

Current assets
Cash and cash equivalents	87.9	51.2
Trade and other receivables	241.5	229.1
Inventories	3.6	5.0
Derivative financial instruments	1.3	1.1

	334.3	286.4

Total assets	2,184.7	2,145.1

Liabilities
Current liabilities
Borrowings	201.1	205.9
Trade and other payables	114.9	122.4
Current income tax liabilities	21.3	15.5
Derivative financial instruments	22.6	31.7

	359.9	375.5

Non-current liabilities

Borrowings	845.5	833.3
Other payables	13.0	14.3
Provisions	27.7	27.5
Derivative financial instruments	34.5	37.5

	920.7	912.6

Total liabilities	1,280.6	1,288.1

Net assets	904.1	857.0

Shareholders’ equity
Ordinary shares	0.4	0.4
Share premium	346.1	346.1
Other reserves	321.4	313.7
Retained earnings	236.2	196.8

Total shareholders’ equity	904.1	857.0

INMARSAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(unaudited)

	Three months ended 31 March
(US$ in millions)	2009	2008
Cash flow from operating activities
Cash generated from operations	100.7	74.4
Interest received	0.1	0.4
Income taxes paid	(0.1)	(0.2)

Net cash from operating activities	100.7	74.6

Cash flow from investing activities
Purchase of property, plant and equipment	(40.1)	(61.3)
Work performed by the Group and capitalized	(6.9)	(7.4)
Consideration under ACeS collaboration arrangement	(1.2)	(1.3)

Net cash used in investing activities	(48.2)	(70.0)

Cash flow from financing activities
Net drawdown of Revolving Senior Credit Facility	—	30.0
Interest paid on Senior Notes and Facilities	(11.1)	(13.6)
Purchase of Senior Notes	—	(55.1)
Intercompany funding	0.1	—

Net cash used in financing activities	(11.0)	(38.7)

Foreign exchange adjustment	0.5	—

Net increase/(decrease) in cash and cash equivalents	42.0	(34.1)

Movement in cash and cash equivalents
At beginning of period	45.5	31.6
Net increase/(decrease) in cash and cash equivalents	42.0	(34.1)

As reported on balance sheet (net of bank overdrafts)	87.5	(2.5)

At end of period, comprising
Cash and cash equivalents per the balance sheet	87.9	3.9
Bank overdrafts	(0.4)	(6.4)

	87.5	(2.5)

Notes to the Condensed Consolidated Financial Statements

1. General information

The principal activity of Inmarsat Holdings Limited and its subsidiaries (together “the Group”) is the provision of mobile satellite communications services.

These unaudited condensed consolidated financial results were approved for issue by the Board of Directors on 8 May 2009.

The financial information for the year ended 31 December 2008 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. A copy of the statutory accounts for the year ended 31 December 2008 will be delivered to the Registrar of Companies.

2. Principal accounting policies

Basis of preparation

The unaudited Group results for the three months ended 31 March 2009 have been prepared on a basis consistent with International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standards (“IAS”) 34, ‘Interim Financial Reporting’.

These unaudited condensed consolidated interim financial statements should be read in conjunction with the most recent annual financial statements, which are for the year ended 31 December 2008, as filed with the SEC on Form 20-F on 29 April 2009 (the “Form 20-F”). The unaudited condensed consolidated interim financial statements are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under IFRS, as set out on pages F2 to F42 of the Form 20-F. In the opinion of management, all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the three months ended 31 March 2009 are not necessarily indicative of the results that may be expected for the year ending 31 December 2009. The consolidated balance sheet as at 31 December 2008 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by IFRS for complete financial statements.

Basis of accounting

The preparation of the condensed consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported period.

Although these estimates are based on management’s best estimate of the amount, event or actions, these results ultimately may differ from those estimates.

Accounting policies adopted in preparing these condensed consolidated financial statements have been selected in accordance with IFRS.

On 1 January 2009, the Group adopted IFRS 8, ‘Operating Segments’. IFRS 8 replaces IAS 14, ‘Segment Reporting’ and requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by senior management to allocate resources to the segments and to assess their performance. The segments identified in accordance with IFRS 8 are consistent with those previously disclosed under IAS 14. Therefore, there is no material impact of adopting IFRS 8 in these consolidated financial results.

3. Segmental information

IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the Executive Management Board (“EMB”) to allocate resources and assess performance. Information reported to the EMB is focused on the core operation of the Group being the supply of mobile satellite communications services (“MSS”). MSS therefore represents the one reportable segment of the Group.

MSS revenue is derived from the supply of airtime, equipment and services to our distribution partners and end-users of mobile satellite communications and represents the Group’s revenues from its sale of major products and services to external customers.

“Other” principally comprises income from technical support to other operators, the provision of conference facilities and leasing surplus office space to external organizations.

Primary reporting format—business segments

	Three months ended 31 March 2009 (unaudited)
(US$ in millions)	MSS	Other	Unallocated	Total
Revenue	161.7	1.7	—	163.4

Segment result (operating profit/(loss))	71.1	(0.3)	—	70.8
Net interest charged to the Income Statement	—	—	(20.5)	(20.5)

Profit before income tax				50.3
Income tax expense				(11.2)

Profit for the period				39.1

Segment assets	2,076.0	—	108.7	2,184.7
Segment liabilities	(212.7)	—	(1,067.9)	(1,280.6)
Capital expenditure(a)	(46.7)	—	—	(46.7)
Depreciation	(40.9)	—	—	(40.9)
Amortization of intangible assets	(5.6)	—	—	(5.6)

(a)	Capital expenditure stated using accruals basis.

	Three months ended 31 March 2008 (unaudited)
(US$ in millions)	MSS	Other	Unallocated	Total
Revenue	146.1	1.8	—	147.9

Segment result (operating profit/(loss))	62.0	(0.2)	—	61.8
Net interest charged to the Income Statement	—	—	(20.9)	(20.9)

Profit before income tax				40.9
Income tax expense				(12.0)

Profit for the period				28.9

Segment assets	2,033.8	—	3.9	2,037.7
Segment liabilities	(168.4)	—	(1,156.8)	(1,325.2)
Capital expenditure(a)	(54.3)	—	—	(54.3)
Depreciation	(36.3)	—	—	(36.3)
Amortization of intangible assets	(5.5)	—	—	(5.5)

(a)	Capital expenditure stated using accruals basis.

4. Net interest payable

	Three months ended 31 March (unaudited)
(US$ in millions)	2009	2008
Interest on Senior Discount Notes	(11.7)	(10.6)
Interest on Senior Notes and Senior Credit Facility	(5.9)	(8.8)
Unwinding of discount on deferred satellite liabilities	(0.7)	(0.7)
Amortization of debt issue costs	(0.9)	(0.9)
Pension and post-retirement liability finance costs	(0.2)	(0.1)
Other interest	(0.2)	(0.2)
Interest rate swaps	(2.4)	(0.1)

Interest payable and similar charges	(22.0)	(21.4)

Less: Amounts included in the cost of qualifying assets	0.7	—

Total interest payable and similar charges	(21.3)	(21.4)

Bank interest receivable and other interest	0.8	0.5

Total interest receivable and similar income	0.8	0.5

Net interest payable	(20.5)	(20.9)

5. Reconciliation of Movement in Shareholders’ Equity

(US$ in millions)	Ordinary share capital	Share premium account	Other reserves	Retained earnings	Total
Balance at 1 January 2008 (audited)	0.4	346.1	333.4	7.2	687.1
Profit for the year	—	—	—	356.1	356.1
Dividend payable	—	—	—	(159.6)	(159.6)
Actuarial losses from pension and post-retirement benefits	—	—	—	(11.0)	(11.0)
Share option charge	—	—	7.3	—	7.3
Net fair value losses – cash flow hedges	—	—	(37.5)	—	(37.5)
Tax credited directly to equity	—	—	10.5	4.1	14.6

Balance at 31 December 2008 (audited)	0.4	346.1	313.7	196.8	857.0

Profit for the period	—	—	—	39.1	39.1
Share option charge	—	—	1.8	—	1.8
Net fair value gains – cash flow hedges	—	—	8.1	—	8.1
Tax (charged)/credited directly to equity	—	—	(2.2)	0.3	(1.9)

Balance at 31 March 2009 (unaudited)	0.4	346.1	321.4	236.2	904.1

6. Borrowings

Borrowings are shown net of unamortized deferred finance costs, which have been allocated as follows:

	As at 31 March 2009 (unaudited)			As at 31 December 2008 (audited)
(US$ in millions)	Amount	Deferred finance costs	Net balance	Amount	Deferred finance costs	Net balance
Current:
Bank overdrafts	0.4	—	0.4	5.7	—	5.7
Deferred satellite payments	10.7	—	10.7	10.2	—	10.2
Senior Credit Facility	190.0	—	190.0	190.0	—	190.0

Total current borrowings	201.1	—	201.1	205.9	—	205.9

Non-current:
Senior Credit Facility	200.0	(0.5)	199.5	200.0	(0.6)	199.4
Senior Discount Notes	450.0	(5.9)	444.1	450.0	(6.2)	443.8
Senior Notes	163.7	(5.1)	158.6	163.7	(5.5)	158.2
Premium on Senior Notes	0.7	—	0.7	0.7	—	0.7
Deferred satellite payments	42.6	—	42.6	31.2	—	31.2

Total non-current borrowings	857.0	(11.5)	845.5	845.6	(12.3)	833.3

Total Borrowings	1,058.1	(11.5)	1,046.6	1,051.5	(12.3)	1,039.2

Cash and cash equivalents	(87.9)	—	(87.9)	(51.2)	—	(51.2)

Net Borrowings	970.2	(11.5)	958.7	1,000.3	(12.3)	988.0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT HOLDINGS LIMITED

Date: May 8, 2009	By:	/S/ RICK MEDLOCK
Rick Medlock Chief Financial Officer

INMARSAT FINANCE II plc

Date: May 8, 2009	By:	/S/ RICK MEDLOCK
Rick Medlock Chief Financial Officer